EXHIBIT 99.9

Personal and confidential

OPTION AGREEMENT

    (option on subscription for shares in Proxima ASA at price below par)

NAME: Per Mügge

    You are hereby assigned the right to subscribe for 10,000 shares at a price of NOK 52 per share, plus 1% per month, calculated from 14 April 1999.

Conditions of the option scheme

Issue price

    The issue price is fixed at NOK 52 per share, plus an additional 1% of NOK 52 per month during the option's period of validity. The figure of NOK 52 corresponds to the shares' closing market price on the date the option was allocated, which was 14 April 1999. The addition of 1% per month will take place from the time the shares are allocated until the option is exercised. The issue price has been fixed taking account of current tax regulations and this means that no tax benefit has accrued from the allocation of options on 14 April 1999. Please refer also to the description of the tax implications in the enclosed information.

Exercise periods for the options

    Option holders have the opportunity to exercise 1/3 of the options beginning one year after the grant date, an additional 1/3 beginning two years after the grant date, and the remaining 1/3 beginning three years from the grant date. Exercise is conditioned upon satisfactory shareholder action at the company's Annual General Meeting.

    In order to facilitate the practical implementation of the option scheme, option holders are given the right to exercise the first 1/3 of the options in the periods 1-10 June 2000, 1-10 September 2000, 1-10 December 2000 or 1-10 March 2001. Correspondingly, the exercise periods for the last two thirds of the options will be displaced by one and two years respectively. On the basis of the fixed regulation of the issue price mentioned in the above point, the issue price will vary according to the period in which the option holder exercises the options. Options which have not been exercised by 10 June 2002 at the latest will be discontinued.

Lapse of options

    Options (including any unexercised share of these) will lapse if your association with the company ceases. The lapse takes place as of the date the company is given/gives notice of termination of employment or board membership.

Transferability

    Options are non-transferable.

Date/Place:	Fredrikstad 11/4/00	Signature:	/s/ Per Mügge